FORM C
TORRO VENTURES CF, LLC

EXHIBIT C – Subscription Agreement


TORRO VENTURES CF, LLC
SUBSCRIPTION AGREEMENT
(Including investment representations)

IMPORTANT: This document contains significant representations.
Please read carefully before signing.


Torro Ventures CF, LLC
Attn: Cameron Montgomery
5965 S. 900 E., Ste. 300
Salt Lake City, UT 84121

Ladies and Gentlemen:

I commit and subscribe to purchase from TORRO VENTURES CF, LLC, a Wyoming limited liability company (the "Company") a Promissory Note (the "Note") in the principal amount set forth below and upon the terms and conditions set forth herein.

I understand that this Subscription Agreement is conditioned upon the Company's acceptance of subscriptions. If this Subscription Agreement has been accepted, the Company will execute and issue the Note to me.

With respect to such purchase, I hereby represent and warrant to you that:

1   Residence. I am a bona fide resident of (or, if an entity, the entity is domiciled in) the state set forth on my signature page.

2   Subscription.

    a.   I hereby subscribe to purchase the Note in the principal amount set forth below.

    Principal Amount of Note: _____[1]

    b. I have funded my purchase via ACH, wire transfer or I am enclosing a check made payable to "TORRO VENTURES CF, LLC" in an amount equal to 100% of my total subscription amount.

    c. I acknowledge that this subscription is contingent upon acceptance by the Company, and that the Company has the right to accept or reject subscriptions in whole or in part.

3   Representations of Investor. In connection with the sale of the Note to me, I hereby acknowledge and represent to the Company as follows: I hereby acknowledge receipt of a copy of the Form C of the Company, dated on or about December 15, 2024, (the "Form C"), relating to the offering of the Note.

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[1] A minimum investment of $2,500 is required for individual investors. Amounts may be subscribed for in $2,500 increments, provided that the Company may waive this requirement in its sole and absolute discretion.

a. I have carefully read the Form C, including the section entitled "Risks Factors", and have relied solely upon the Form C and investigations made by me or my representatives in making the decision to invest in the Company. I have not relied on any other statement or printed material given or made by any person associated with the offering of the Note.

b. I have been given access to full and complete information regarding the Company and review all the documents described in the Form C and such other documents as I may have requested in writing and have utilized such access to my satisfaction for the purpose of obtaining information in addition to, or verifying information included in the Form C.

c. I am experienced and knowledgeable in financial and business matters, capable of evaluating the merits and risks of investing in the Note, and do not need or desire the assistance of a knowledgeable representative to aid in the evaluation of such risks (or, in the alternative, I have used a knowledgeable representative in connection with my decision to purchase the Note).

d. I understand that an investment in the Note is highly speculative and involves a high degree of risk. I believe the investment is suitable for me based on my investment objectives and financial needs. I have adequate means for providing for my current financial needs and personal contingencies and have no need for liquidity of investment with respect to the Note. I can bear the economic risk of an investment in the Note for an indefinite period of time and can afford a complete loss of such investment.

e. I understand that there may be no market for the Note, that there are significant restrictions on the transferability of the Note and that for these and other reasons, I may not be able to liquidate an investment in the Note for an indefinite period of time.

f. I have been advised that the Note has not been registered under the Securities Act of 1933, as amended ("Securities Act"), or under applicable state securities laws ("State Laws"), and are offered pursuant to exemptions from registration under the Securities Act and the State Laws. I understand that the Company's reliance on such exemptions is predicated in part on my representations to the Company contained herein.

g. I understand that I am not entitled to cancel, terminate or revoke this subscription, my capital commitment or any agreements hereunder and that the subscription and agreements shall survive my death, incapacity, bankruptcy, dissolution or termination.

h. I understand that capital contributions to the Company will not be returned after they are paid.

4   Investment Intent; Restrictions on Transfer of Securities.

a. I understand that (i) there may be no market for the Note, (ii) the purchase of the Note is a long-term investment, (iii) the transferability of the Note is restricted, (iv) the Note may be sold by me only pursuant to registration under the Securities Act and State Laws, or an opinion of counsel that such registration is not required, and (v) the Company does not have any obligation to register the Note.

b. I represent and warrant that I am purchasing the Note for my own account, for long-term investment, and without the intention of reselling or redistributing the Note. The Note is being purchased by me in my name solely for my own beneficial interest and not as nominee for, on behalf of, for the beneficial interest of, or with the intention to transfer to, any other person, trust, or organization, and I have made no agreement with others regarding the Note. My financial condition is such that it is not likely that it will be necessary for me to dispose of the Note in the foreseeable future.

c. I am aware that, in the view of the Securities and Exchange Commission, a purchase of securities with an intent to resell by reason of any foreseeable specific contingency or anticipated change in market values, or any change in the condition of the Company or its business, or in connection with a contemplated liquidation or settlement of any loan obtained for the acquisition of any of the Note and for which the Note were or may be pledged as security would represent an intent inconsistent with the investment representations set forth above.

    d. I understand that any sale, transfer, pledge, or other disposition of the Note by me (i) may require the consent of the Company, (ii) will require conformity with the restrictions contained in this Section 4, and (iii) may be further restricted by a legend placed on the instruments or certificate(s) representing the securities containing substantially the following language:

> "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws and may not be sold, offered for sale, or transferred except pursuant to either an effective registration statement under the Securities Act of 1933, as amended, and under the applicable state securities laws, or an opinion of counsel for the Company that such transaction is exempt from registration under the Securities Act of 1933, as amended, and under the applicable state securities laws. The transfer or encumbrance of the securities represented by this certificate is subject to substantial restrictions."

5   **Additional Representations of Investor.** In connection with the sale of the Note to me, I further represent and warrant to the Company as follows:

    a.   Individual Investor Only. I am of legal age in my state of residence and have the legal capacity to execute, deliver, and perform my obligations under this Subscription Agreement and the Note. The Subscription Agreement and the Note are my legal, valid, and binding obligations, enforceable against me in accordance with their respective terms.

    b.   Entity Investor Only. The undersigned is duly organized, formed or incorporated, as the case may be, and is validly existing and in good standing under the laws of its jurisdiction of incorporation, organization or formation. The undersigned has all requisite power and authority to execute, deliver and perform its obligations under this Subscription Agreement and the and to subscribe for and purchase the subscribed hereunder. The undersigned will deliver all documentation with respect to its formation, governance and authorization to purchase the as may be requested by the Company. Execution, delivery and performance of this Subscription Agreement and the by the undersigned have been authorized by all necessary corporate, limited liability company or other action on its behalf, and the Subscription Agreement and the Note are its legal, valid and binding obligations, enforceable against the undersigned in accordance with their respective terms.

    c.   I desire to invest in the for legitimate, valid and legal business and/or personal reasons and not with any intent or purpose to violate any law or regulation. The funds to be used to invest in the are derived from legitimate and legal sources, and neither such funds nor any investment in the (or any proceeds thereof) will be used by me or by any person associated with me to finance any terrorist or other illegitimate, illegal or criminal activity. I acknowledge that, due to anti-money laundering regulations, the Company may require further documentation verifying my identity and the source of funds used to purchase the Note.

If the undersigned is an entity: The undersigned has in place, and shall maintain, an appropriate anti-money laundering program that complies in all material respects with all applicable laws, rules and regulations (including, without limitation, the USA PATRIOT ACT of 2001) and that is designed to detect and report any activity that raises suspicion of money laundering activities. The undersigned have obtained all appropriate and necessary background information regarding its officers, directors and beneficial owners to enable the undersigned to comply with all applicable laws, rules and regulations respecting anti-money laundering activities.

d.   I did not derive any payment to the Company from, or related to, any activity that is deemed criminal under United States law.

e.   I understand that the Company is relying on the accuracy of the statements contained in this Subscription Agreement in connection with the sale of the to me, and the Note would not be sold to me if any part of this Subscription Agreement were untrue. The Company may rely on the accuracy of this Subscription Agreement in connection with any matter relating to the offer or sale of the Note.

f.   If any statement contained in this Subscription Agreement becomes, for any reason, inaccurate, I shall immediately notify the Company, and I understand and acknowledge that the continued accuracy of the statements contained in this Subscription Agreement are of the essence to the Company's sale of the to me.

g.   I acknowledge and agree that any approval or consent of a holder required under the may be provided by a signature page delivered or provided electronically, whether by e-signature, facsimile, DocuSign, electronic mail in portable delivery format or other similar means. I further acknowledge that the Company may rely on the contact information I have provided in this Subscription Agreement, including for purposes of confirming that information has been delivered to me or that responses received from me are in fact from me.

6   Investor Qualifications. I represent and warrant as follows (Answer Part a, b or c, as applicable. Please check all applicable items):

a.   **Accredited Investor – Individuals.** I am an INDIVIDUAL and:
☐ i.   I have a net worth, or a joint net worth together with my spouse, in excess of $1,000,000, excluding the value of my primary residence.

☐ ii.   I had an individual income in excess of $200,000 in each of the prior two years and reasonably expect an income in excess of $200,000 in the current year.

☐ iii.   I had joint income with my spouse in excess of $300,000 in each of the prior two years and reasonably expect joint income in excess of $300,000 in the current year.

☐ iv.   I hold one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65)[2]

☐ v.   I am a director or executive officer of TORRO VENTURES CF, LLC.

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[2] This item shall only be a valid method of accreditation as an "accredited" investor under Rule 501(a) of Regulation D promulgated under the Securities Act, on or after December 8, 2020, as set in forth in SEC Release Nos. 33 10824 and 34-89669, File No. S7-24-19.

b. **Accredited Investor – Entities.** The undersigned is an ENTITY and:

☐ i.   The undersigned hereby certifies that all of the beneficial equity owners of the undersigned qualify as accredited individual investors by meeting one of the tests under items (a)(i) through (a)(v) above. Please indicate the name of each equity owner and the applicable test:

☐ ii.   The undersigned is a bank or savings and loan association as defined in Sections 3(a)(2) and 3(a)(5)(A), respectively, of the Securities Act either in its individual or fiduciary capacity.

☐ iii.   The undersigned is a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended.

☐ iv.   The undersigned is an insurance company as defined in Section 2(13) of the Securities Act.

☐ v.   The undersigned is an investment company registered under the Investment Company Act of 1940 or a business development company as defined therein, in Section 2(a)(48).

☐ vi.   The undersigned is a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958.

☐ vii. The undersigned is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974 and one or more of the following is true (check one or more, as applicable):

☐ (1) the investment decision is made by a plan fiduciary, as defined therein, in Section 3(21), which is either a bank, savings and loan association, insurance company, or registered investment adviser;

☐ (2) the employee benefit plan has total assets in excess of $5,000,000; or

☐ (3) the plan is a self-directed plan with investment decisions made solely by persons who are "accredited investors" as defined under therein.

viii. The undersigned is a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940.

☐ ix.   The undersigned has total assets in excess of $5,000,000, was not formed for the specific purpose of acquiring Note and one or more of the following is true (check one or more, as applicable):

☐ (1) an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

☐ (2) a corporation;

☐ (3) a Massachusetts or similar business trust;

☐ (4) a partnership; or

☐ (5) a limited liability company.

☐ x. The undersigned is a trust with total assets exceeding $5,000,000, which is not formed for the specific purpose of acquiring the Note and whose purpose is directed by a person who has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the investment in the Note.

☐ xi.   The undersigned is a plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000

☐ xii. The undersigned is an investment adviser registered pursuant to section 203 of the

Investment Advisers Act of 1940 or registered pursuant to the laws of a state.

☐ xiii. The undersigned is an investment adviser relying on the exemption from registering with the SEC under section 203(l) or (m) of the Investment Advisers Act of 1940.

☐ xiv. The undersigned is a Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act.

☐ xv.   The undersigned is an entity, of a type not listed in items (b)(i) to (b)(xiv) above or b(xvi) to b(xviii) below, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of
$5,000,000

☐ xvi. The undersigned is a "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1): (1) with assets under management in excess of $5,000,000, (2) that is not formed for the specific purpose of acquiring the securities offered, and (3) whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment.

☐ xvii. The undersigned is a "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1), of a family office meeting the requirements in item (b)(xvi) above and whose prospective investment in the issuer is directed by such family office pursuant to paragraph(b)(xvi)(3) above.

☐ xviii. The undersigned is a revocable trust where each grantor of the trust is an accredited investor meeting one or more of the individual accredited investor tests under items (a)(i) through (a)(v) above and the person who makes investment decisions for the undersigned is an accredited investor under any one or more of tests under items (a)(i) through (a)(iv) or items (b)(i) through (b)(xvii).

c. **Non-Accredited Investors.**

☐ The undersigned cannot make any of the foregoing representations and is therefore not an accredited investor.

7   Miscellaneous.

a.   I agree to furnish any additional information that the Company or its counsel deem necessary in order to verify the responses set forth above.

b.   I understand the meaning and legal consequences of the agreements, representations and warranties contained herein. I agree that such agreements, representations and warranties shall survive and remain in full force and effect after the execution hereof and payment for the Note. I further agree to indemnify and hold harmless the Company, and each current and future member of the Company from and against any and all loss, damage or liability due to, or arising out of, a breach of any of my agreements, representations or warranties contained herein.

c.   This Subscription Agreement shall be construed and interpreted in accordance with Wyoming law without regard to the principles regarding conflicts of law.

Signature Page for Individuals

Date: _____   Date: _____

Signature: _____   Signature: _____

Name (typed or printed): _____   Name (typed or printed): _____

Social Security Number: _____   Social Security Number: _____

Telephone Number: _____   Telephone Number: _____

Mailing/Residence Address: Mailing/Residence Address:
_____   _____

_____   _____

Email Address: _____   Email Address: _____

Individual Subscriber Type of Ownership:

The Note is to be registered in the following form of ownership:

☐ Individual Ownership

☐ Joint Tenants with Right of Survivorship (both parties must sign). Briefly describe the relationship between the parties (e.g., married):

☐ Tenants in Common (both parties must sign). Briefly describe the relationship between the parties (e.g., married):

Source of Funds

☐ Cash ☐ CD ☐ Liquidation ☐ Margin or Bank Loan ☐ Money Market ☐Other

Signature Page for Entities

Entity Name: _____   **Entity Name:** _____

Date: _____   **Date:** _____

Signature: _____   **Signature:** _____

Name of Signatory (typed or printed):   **Name of Signatory (typed or printed):**

_____   _____

Tax ID: _____   **Tax ID:** _____

Telephone Number: _____   **Telephone Number:** _____

Principal Address: **Principal Address:**
_____   _____

_____   _____

Email Address: _____   **Email Address:** _____

Entity Subscriber Type of Ownership:

The Note is to be registered in the following form of ownership (check one):

☐ Partnership

☐ Limited Liability Company

☐ Corporation

☐ Trust or Estate (Describe, and enclose evidence of authority) :

☐ IRA Trust Account

☐ Other (Describe):

ACCEPTANCE

This Subscription Agreement is accepted by the Company:


TORRO VENTURES CF, LLC

By:_____
Name: Cameron Montgomery
Its: Chief Executive Officer
